Exhibit 99(a)(10)

AGREEMENT FOR THE COLLABORATION

BETWEEN CELLTECH R & D LTD and UCB FARCHIM S.A.

*CONFIDENTIAL MATERIAL HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.

Parties	Celltech R&D Ltd (‘Celltech’) and UCB Farchim S.A. (‘UCB’)

Product	“Product” means Celltech’s anti-TNFµ compound known as CDP-870 in any formulation and indication.

Scope

Collaboration between Celltech and UCB, on a co-exclusive basis (“Co-exclusive” meaning UCB and Celltech only and limited to their respective rights hereunder), for the further development, manufacture and commercialisation of the Product initially for the treatment of rheumatoid arthritis (‘RA’) and Crohn’s disease in humans and for the treatment of any other agreed indications in the Field.  The co-exclusive collaboration includes the right to appoint any third party including but not limited to affiliated companies as distributors, except for Japan where UCB shall have the right to appoint sub-licensees.

Preferred Partner

Celltech shall view UCB as a preferred partner where it considers entering into third party co-operations for compounds intended for first registration in the rheumatoid arthritis (‘RA’) and Crohn’s disease indications of such compounds in those territories where UCB has rights to these indications hereunder.  This will be expressed by giving UCB the opportunity to negotiate with Celltech prior to concluding any agreement with a third party for such co-operation rights.

Field	Human therapy (all indications).

Territory	Territory shall comprise three areas:
1. ‘North America’ means the United States of America and Canada.

2.             ‘Celltech Reserved Countries’ means Australia, New Zealand, Germany, Austria, Switzerland, UK, Ireland, Netherlands, France, Belgium, Spain, Portugal, Iceland, Denmark, Sweden, Norway, Luxembourg and Finland.

3. ‘ROW’ means all countries of the world other than those included within North America and Celltech Reserved Countries.

Clinical Development	Celltech will conduct and fund:
(a) All clinical trials necessary to obtain regulatory approval for commercialising the Product for the treatment of Crohn’s disease in the Celltech Reserved Countries and North America.

(b) The clinical trial currently in progress for the treatment of RA as a monotherapy (known as study 011).

Celltech shall communicate to UCB any and all results of prior and ongoing clinical trials.

UCB will conduct and fund all other clinical trials with the Product for which it has rights hereunder and shall communicate to Celltech any and all results from such clinical trials.

Celltech shall supply, at UCB’s cost, to UCB the Product (at direct cost) required for the clinical trials leading up to regulatory approval in the Territory.

Regulatory

Celltech shall be responsible for submitting and shall own all regulatory filings for the Product for Crohn’s disease in the European Union and other Celltech Reserved Countries (other than Australia and New Zealand) and North America for subsequent duplication to UCB.  Celltech shall be responsible for submitting and shall own all regulatory filings for the Product for all indications in Australia and New Zealand.  UCB shall be responsible for submitting and shall own all other regulatory filings for the Product in all indications in the Territory, except as set out above.  Celltech and UCB shall closely co-operate with each other in order to permit the Product to be registered in the Territory as soon as reasonably possible.

Supply Chain

Celltech shall be responsible, through its contract manufactures, for the manufacturing of the Product in the Territory.  The price for supply of the Product to UCB for commercial supply is included in the royalty payments set out below.  The parties shall set up a Manufacturing Committee having an equal number of representatives of each party, whose responsibilities will include the choice of manufacturing process, the strict quality control, the specifications of the Product, and any issues concerning adequacy of supply.  The decisions of the Manufacturing Committee shall be by majority vote with referral to senior management of each party in the absence of a decision being made.

Commercialisation	UCB and Celltech shall use commercially reasonable efforts to maximize sales of the Product in their respective territories and indications as set out below.

In North America:

Celltech shall commercialise the Product for Crohn’s disease.

*CONFIDENTIAL MATERIAL HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.

UCB shall commercialise the Product for all other agreed indications in the Field.

In the Celltech Reserved Countries:

(a) Celltech shall have exclusive rights to commercialise the Product for Crohn’s disease.

(b)           UCB shall have the right to commercialize the Product for all other indications in the Field.  However, in Australia and New Zealand Celltech shall have exclusive rights to commercialise the Product in all other indications.

In ROW:
UCB shall have exclusive rights to commercialise the Product for all indications in the Field.

Commercialization shall mean that each party for its respective rights hereunder and subject to the other provisions of this agreement and any and all applicable laws and regulations, shall have the right to freely determine its strategy for marketing/promoting, selling (including pricing) and distributing the Product.

Booking of Sales

Other than for sales of Product in Australia and Zealand, and for Crohn’s disease in the Celltech Reserved Countries, where Celltech shall book all sales, UCB shall book all sales of Product worldwide.

Consideration	In consideration for UCB receiving the rights described in this agreement, UCB shall make the following payments to Celltech:

Upfront:
An amount equal to * shall be due upon signature of this agreement and shall be payable within 60 days thereafter.

Milestone Payments due and payable:
At the end of a period of 60 days after
notification of the 011 Study outcome: *
Upon US BLA Filing (RA indication): *
Upon first US commercial sale (RA indication): *

Royalty payments:

i) In North America:

For the Crohn’s indication, Celltech shall retain all income from commercialization of the Product.

*CONFIDENTIAL MATERIAL HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.

For all indications commercialized by UCB, UCB shall pay Celltech the following royalties:
* of Net Sales of the Product for annual Net Sales below*
* of Net Sales of Product for annual Net Sales of *

ii) In the Celltech Reserved Countries:
Celltech shall retain all income from commercialization of the Product
• for Crohn’s disease in all Celltech Reserved Countries other than Australia and New Zealand.
• for all indications in Australia and New Zealand

For all other indications commercialized by UCB in the Celltech Reserved Countries other than Australia and New Zealand, UCB shall pay Celltech the following royalties:

• * of Net Sales of the Product for annual Net Sales in all Celltech Reserved Countries totaling below * and

• * of Net Sales of the Product for annual Net Sales in all Celltech Reserved countries totaling *

iii) In ROW:
UCB shall pay Celltech * of Net Sales of all Product Commercialized by UCB.

In i) through iii) Net Sales shall mean the gross amount invoiced to the wholesalers for the sale of the Product in the Territory, minus (i) customary trade, quantity and cash discounts, actually allowed and taken, (ii) allowances for credits actually given to customers for rejected or returned products, (iii) distribution costs including costs of freight and insurance, if same are included in the gross amount invoiced and (iv) value added tax, sales tax, excise taxes, duties or other governmental charges, if same are included in the gross amount invoiced.

Royalties payable by UCB to Celltech shall be paid for the life of the Product in all countries of the Territory.

Pfizer Profit Share

Under the terms of the agreement with Pharmacia (now Pfizer) relating to CDP 870 following termination Pfizer is entitled to a payments equal to 20% product contribution from the sale of Products for the prevention, treatment or control of Crohn’s disease related to ulcerative colitis (‘IBD Indication’)

The Pfizer payments shall be made by Celltech. However, for Japan, UCB shall pay the above contribution rate for Pfizer to Celltech.

Other Third
Party Commitments

Celltech shall be responsible for paying all fees and royalties due to any third party (including payment to the Pfizer agreement for CDP 870) for Celltech’s licensing of any intellectual property rights for the Product.  Celltech shall maintain the license agreements existing at the date of execution in place for their normal term.  Celltech shall use its best efforts to obtain intellectual property rights from third parties for the development, manufacturing and commercialization of the Product where such rights have not yet been obtained at the date of execution of this Agreement and are required for the development, manufacturing and/or commercialization of the Product.  Celltech shall indemnify, defined and hold UCB and its sub-licensees harmless against and for any third party intellectual property claims in respect of the development, manufacturing and/or commercialization of the Product.  The parties agree that Celltech’s liability under such indemnification shall be limited to the total of payments made by UCB to Celltech or third parties hereunder either before 31st March 2005 or after 31st March 2005 but only if such payments are made in respect of legal commitments made by UCB before 31st March 2005.  The indemnification obligation shall also apply only to claims made against UCB and notified to Celltech not later than 31st March 2005.  Celltech shall have the right to control the conduct and settlement of any claim the subject of the indemnify.

Governance

Celltech and UCB shall establish such collaboration committees as necessary to ensure the effective development, manufacture and commercialization of the Product.  These will include committees setting out procedures on product recall and adverse event reporting and procedures for resolving disputes or disagreements.

Intellectual Property
Rights

Celltech shall own any and all intellectual property related to the Product.  To the extent Celltech is able, Celltech licenses to UCB all of its intellectual property rights necessary for fulfilling the terms of this agreement on a co-exclusive basis for the scope of this agreement.  Celltech shall in consulation with UCB maintain and decide whether and how best to defend such intellectual property in order to allow both parties to successfully commercialize the Product.  If Celltech wishes to abandon any patent licensed under this agreement, UCB shall have an option to assume ownership at no additional cost.

Legal Status	This agreement shall serve as a legally binding expression of the terms to apply to the co-operation between UCB and Celltech with respect to CDP 870.

Publicity

All public announcements and press releases regarding this agreement and the collaboration covered by it shall be subject to the mutual written agreement of the parties unless otherwise required by law, regulation or any applicable stock exchange.  The parties acknowledge and agree that their collaboration and any information provided by either party to the other in connection therewith are subject to the provisions stated in the Confidentiality and Non-Use Agreement dated 22 March 2004 between the parties or their affiliated companies.

Term

This agreement enters into effect as of its date of execution by both parties.  The co-operation as set out herein will terminate at such time as the Product is no longer developed nor commercialized in any indication.

Termination by either
party

Either party may terminate this Agreement on written notice to the other party, effective immediately if the other party commits a material breach of any of its obligations hereunder which is not cured within sixty (60) days of written notice from the other party specifying the breach; or

Termination by UCB	i) UCB shall have the right to terminate this collaboration upon prior written notice of thirty (30) days at any time.

ii) UCB shall have the right to terminate this collaboration at any time by written notice effective immediately, served within thirty (30) days of a Change in Control of Celltech.  For the purposes of this clause, “Change of Control” means (a) any Person(s) (whereby “Person” includes a corporation, partnership or other entity, and whereby persons acting in concert within the meaning of the City Code on Takeovers and Mergers shall be deemed to be one Person) acquiring beneficial ownership of capital stock of Celltech entitling the holder(s) thereof to more than thirty percent (30%) of the voting power of the then outstanding capital stock of Celltech with respect to the election of directors of Celltech, or (b) Celltech entering into a merger, consolidation or similar transaction with another Person (the “Acquiring Corporation”) in which (i) Celltech is not the surviving corporation in such transaction, (ii) the members of the Board of Directors of Celltech immediately prior to such transaction constitute less than one-half of the members of the Board of Directors of the Acquiring

Corporation immediately following such transaction, and (iii) more than thirty percent (30%) of the voting power of the outstanding capital stock of the Acquiring Corporation with respect to the election of directors following such transaction is held by Persons who were shareholders of the Acquiring Corporation prior to such transaction, or (c) Celltech sells to any Person(s) in one or more related transactions, properties or assets representing more than thirty percent (30%) of (i) Celltech’s consolidated total, and (ii) Celltech’s consolidated operating income for the most recent fiscal year as reflected on its most recent Annual Report.

Consequences of
Termination	(a) The upfront and milestone payments falling due prior to termination date shall be considered as non-refundable payments made or to be made, no other payments being due by UCB.

(b)  UCB shall co-operate with Celltech in transferring as soon as reasonably possible to Celltech the rights, documents, regulatory filings and such other things as are reasonably required to enable Celltech to continue with the development and commercialization of the Product in all indications.

Indemnities

Each party undertaking activities for the development and commercialization of the Product shall indemnify the other against all third party claims arising out of its performance of such activities under this Agreement except to the extent that such claims are due to the gross negligence, fraud or willful default of the indemnified party.  The indemnifying party shall have the right to control the conduct and settlement of any third party claim the subject of the indemnity.

Supplemental Terms

Without prejudice to the legally binding nature of this Agreement, as soon as practicable after the date of this Agreement, UCB and Celltech shall use reasonable efforts to conclude such supplemental terms consistent with the terms of this Agreement as they consider necessary to clarify the detailed implementation of this collaboration.

Condition Precedent	The rights and obligations of the parties hereunder are subject to clearance of this Agreement by the US Federal Trade Commission under the 1976 Hard-Scott-Rodino Act.

Severability

Should any part of this agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provision shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this agreement shall remain binding upon the parties hereto.

Governing Law	This agreement shall be governed by and construed in accordance with the laws of England. The parties hereby submit to the exclusive jurisdiction of the English courts.

Signed for and on behalf of:	Signed for and on behalf of

UCB FARCHIM S.A.	CELLTECH R&D LTD

Agreed by: Marc WEIRS	Agreed by: Göran ANDO

Title: President	Title: Chief Executive

Date: 17th May 2004	Date: 17th May 2004

/s/ Marc Weirs	/s/ Göran Ando

Agreed by: Roch Doliveux

Title: Vice-President

Date: 17th May 2004

/s/ Roch Doliveux